Exhibit 99.1

Thomson Reuters Files 2016 Annual Report

TORONTO, March 9, 2017 – Thomson Reuters (TSX / NYSE: TRI) today filed its annual report for the year ended December 31, 2016. The annual report contains audited financial statements, management’s discussion and analysis (MD&A) and other disclosures.

The annual report is now available in the “Investor Relations” section of www.thomsonreuters.com. The annual report was filed with the Canadian securities regulatory agencies and is available at www.sedar.com. The annual report was also filed with the U.S. Securities and Exchange Commission on Form 40-F and is available at www.sec.gov.

Hard copies of the 2016 annual report may be obtained, free of charge, by contacting Thomson Reuters Investor Relations at investor.relations@thomsonreuters.com. Copies may also be requested by writing to Thomson Reuters Investor Relations, Metro Center, One Station Place, Stamford, CT 06902, United States.

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

CONTACTS

MEDIA Andrew Green Director, Corporate Affairs +1 646 223 4228 andrew.green@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com